June 24, 2021

Via Email

Vadim Avdeychik
Paul Hastings LLP
200 Park Avenue
New York, NY 10166
vadimavdeychik@paulhastings.com

       Re:     TCW Direct Lending VIII LLC
               Registration Statement on Form 10
               File No. 000-56287

Dear Mr. Avdeychik:

        On May 25, 2021, you filed a registration statement on Form 10 on behalf of TCW Direct
Lending VIII LLC (the    Company   ). We have reviewed the registration
statement and have
provided our comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

       Please respond to this letter within ten (10) business days by either amending the filing, providing the requested information, or advising us when you will provide the requested information. We may have additional comments after reviewing your responses to the following comments, or any amendment to the filing.

        We note that the Company is voluntarily registering shares of its common stock under
Section 12(g) of the Securities Exchange Act of 1934 (   Exchange Act   ).
Please note that a filing
on Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Exchange Act Section 12(g)(1). If our comments are not satisfactorily addressed within
this 60-day time period, you should consider withdrawing the Company   s Form
10 prior to its
effectiveness, and re-filing a revised Form 10 that includes changes responsive to our comments. If the Company chooses not to withdraw its Form 10 registration statement, it will be subject to the reporting requirements of Exchange Act Section 13(a). Additionally, we will continue to review the filing until all of our comments have been satisfactorily addressed.

                                      LEGAL COMMENTS

Page 1     Explanatory Note

1. In the second paragraph, disclosure describes certain provisions of the Exchange Act to which the Company will be subject. Please clarify that the Company will be subject to the proxy

                                                 1



rules in section 14 of the Exchange Act and that the Company, directors, officers, and principal unitholders will be subject to the reporting requirements of sections 13 and 16 of the Exchange Act.

2.       Please add the following:

     a. The Company is an    emerging growth company,    as defined in the
Jumpstart Our Business
        Startups Act of 2012. As a result, the Company is eligible to take advantage of certain reduced disclosure and other requirements that are otherwise applicable to public companies including, but not limited to, not being subject to the auditor attestation requirements of
        Section 404(b) of the Sarbanes-Oxley Act of 2002.

     b. The Commission maintains an Internet Website (http://www.sec.gov) that contains the reports mentioned in this section.

Page 3     Summary of Risk Factors

3.       Please add the following bullet points:

     x   We will invest in securities that are rated below investment grade by rating agencies or that
         would be rated below investment grade if they were rated. Below investment grade
         securities, which are often referred to as    junk,    have
predominantly speculative
         characteristics with respect to the issuer   s capacity to pay
interest and repay principal. They
         will also be difficult to value and are illiquid.

     x   If the Company makes additional offerings of its shares in the future, an investor may be
         required to make additional purchases of the Company   s shares on one
or more dates to be
         determined by the Company.

     x   Repurchases of shares by the Company, if any, are expected to be limited.

     x   An investment in the Company may not be suitable for investors who may need the money
         they invest in a specified time frame.

     x   You should not expect to be able to sell your shares regardless of how we perform.

     x   If you are unable to sell your shares, you will be unable to reduce your exposure on any
         market downturn.

4.      At the end of the thirteenth bullet point, please add,    Any capital
returned to you through
distributions will be distributed after payment of fees and expenses.    Please
also add a definition of
   return of capital,    using plain English.

Page 4     Item 1(a) General Development of Business

5. Please disclose in this section whether the Company intends to be diversified or non-diversified under section 5 of the Investment Company Act of 1940 and explain the implications of such sub-classification.

                                                    2




6. Please disclose in this section the expected maturity and duration of the corporate debt and other loans in which the Company will invest.

7.       In the third paragraph, disclosure states that the Company will seek
to generate    attractive
risk-adjusted returns.    Please clarify which risks are associated with the
Fund   s strategy (e.g.,
credit risk, default risk, etc.).

8.     Please clarify in this section if    portfolio companies    is referring
to portfolio companies of
the BDC, Private Credit Group, Adviser, and/or TCW Group. Also, consider whether to add disclosure regarding potential conflicts of interest or related transactions.

Page 5 -- Item 1(a) General Development of Business

9.      In the last sentence of the first paragraph, disclosure states,    We
will consider financings for
many different purposes, including corporate acquisitions, growth opportunities, liquidity needs,
rescue situations, recapitalizations, debtor-in-possession (   DIP   ) loans,
bridge loans and Chapter 11
exits.    Please provide definitions for    rescue situations,
recapitalizations, debtor-in-possession
loans, and Chapter 11 exits,    using plain English.

Page 8     Investment Management and Advisory Agreement

10. In the first paragraph, disclosure describes that Unitholders will be required to return distributions in certain circumstances. Please supplementally explain the legal basis for requiring
Unitholders to return distributions.

Page 8     Management Fee

11. Please clarify and disclose if the management fee will be paid on assets that are not under management (i.e., capital commitments).

Page 9     Incentive Fee

12. Please describe the calculations with respect to incentive fees on net investment income and capital gains, if applicable.

13. Please include a graphic depicting the incentive fee, plus examples demonstrating its operation.

14. Please consider disclosing a fee table that conforms to the requirements of Item 3.1 of
Form N-2 adjacent to this section. Please also consider disclosing an expense example that conforms to the requirements of Instruction 11 to Item 3.1 of Form N-2. We believe that such disclosure would be helpful to investors.

Page 9     Administration Agreement

15.    Please disclose whether any of the waivers are subject to reimbursement.

                                                   3



Page 11 -- Employees

16.    In the second paragraph, disclosure states,       Item 5. Directors and
Executive Officers    will
be an employee of the Adviser.    Please revise.

Page 12     The Private Offering

17. In the second paragraph, disclosure generally describes the terms of a subscription
agreement in connection with an investor   s commitment to make future capital
contributions to the
Company. Please disclose in this section what happens to investors who fail to honor their commitment obligations.

Page 14     Commitment Period

18.    In the second paragraph, disclosure describes a    Key Person Event
and certain related
consequences. Please add disclosure that explains who determines whether such an event has occurred, how long it could take for the determination to be made, and what it
means to    fail to
devote substantially all of his or her business time.

Page 15     Regulation as a Business Development Company

19. The third paragraph generally refers to the allocation of investment opportunities based on,
among other things,    existing commitments.    Please explain to us whether
the Company will make
capital commitments that may be unfunded for some period of time. If so, please explain to us whether the Company will treat its unfunded commitments as senior securities under section 61 of the Investment Company Act. If the Company will have unfunded commitments that it will not treat as senior securities, please provide us with a representation that the Company reasonably believes that its assets will provide adequate cover to allow it to satisfy its future unfunded investment commitments, and include an explanation as to why the Company believes it will be able to cover its future unfunded investment commitments.

Senior Securities

20. Disclosure in this section, and in other sections throughout the registration statement (e.g., page 5 regarding a 1:1 debt-to-equity ratio), states that the Investment Company Act of 1940
requires a business development company (   BDC   ) to maintain an asset
coverage ratio of at least
200% if such BDC issues senior securities. Section 61(a)(2) permits a BDC to maintain an asset coverage ratio of 150%, under certain circumstances. Please tell us which ratio the Company intends to use and revise the registration statement accordingly, if necessary.

Page 29     Risk of Subordinated or Mezzanine Financing

21. It appears that the Company may hold a significant amount of covenant-lite loans. If the
Company will hold a significant amount of covenant-lite loans, please revise your principal risks disclosure to include the heightened risks associated with covenant-lite loans.

Page 29     Non-U.S. Investment Risk

                                                   4



22. This section states that the Company may invest up to 30% of its gross assets in portfolio companies domiciled outside of the United States. If foreign and/or emerging market investments are a principal investment strategy, please add appropriate disclosure to the
section titled,    General
Development of Business    under    Item 1. Business.

Page 30     Effect of Varying Terms of Classes of Units

23. This section refers to the possibility that the Company will issue preferred stock. Please confirm that the Company will not issue preferred shares within one year. Otherwise, please add appropriate strategy, risk, and fee table (e.g., dividend expenses) disclosure.

Page 31     Borrowing Money
24.     In the second line of the first paragraph, disclosure states,
Subject to the borrowing
limitation imposed on us by the 1940 Act, the Company and any wholly owned subsidiary of the
Company may borrow from or issue senior debt securities to banks, insurance companies and other
lenders in the future.    Please tell us whether such subsidiaries are domestic
or foreign.

Page 37 -- Revenues

25.     Disclosure in the first paragraph refers to payment-in-kind (   PIK   )
interest. If seeking PIK
interest is a principal investment strategy, please disclose that, to the extent original issue discount instruments, such as zero coupon bonds and PIK loans, constitute a significant portion of the
Company   s income, investors will be exposed to typical risks associated with such income being
required to be included in taxable and accounting income prior to receipt of cash, including the following:

    x   The higher interest rates of PIK loans reflect the payment deferral and increased credit risk
        associated with these instruments, and PIK instruments generally represent a significantly higher credit risk than coupon loans;

    x   PIK loans may have unreliable valuations because their continuing accruals require
        continuing judgments about the collectability of the deferred payments and the value of any associated collateral;

    x   Market prices of zero-coupon or PIK securities are affected to a greater extent by interest
        rate changes and may be more volatile than securities that pay interest periodically and in cash. PIKs are usually less volatile than zero-coupon bonds, but more volatile than cash pay securities;

    x   Because original issue discount income is accrued without any cash being received by the
        Company, required cash distributions may have to be paid from offering proceeds or the sale of Company assets without investors being given any notice of this fact;

    x   The deferral of PIK interest increases the loan-to-value ratio, which is a measure of the
        riskiness of a loan;


                                                    5



      x   Even if the accounting conditions for income accrual are met, the borrower could still
          default when the Company   s actual payment is due at the maturity of
the loan; and

      x   Original issue discount creates risk of non-refundable cash payments to the adviser based on
          non-cash accruals that may never be realized.

26. We note that the Company will invest in convertible securities. If the Company expects to
invest in contingent convertible securities (   CoCos   ), the Company should
consider what, if any,
disclosure is appropriate. The type and location of disclosure will depend on, among other things, the extent to which the Company invests in CoCos, and the characteristics of the CoCos (e.g., the credit quality, the conversion triggers). If CoCos are or will be a principal type of investment, the
Company should provide a description of them and should provide appropriate risk disclosure. In addition, please supplementally inform us whether the Company intends to invest in CoCos and the amount the Company will invest in CoCos.

Page 42     Interested Directors
27. Please ensure that the formatting is consistent in this section, e.g., the first director listed appears to have a heading in bold font, while second director listed does not.

Page 43     Executive Officers Who Are Not Directors
28. Please include biographical information for David Wang consistent with disclosure about other executive officers.

Exhibit Index
29. Please include the amended and restated LLC agreement. We may have further comments.

                                    ACCOUNTING COMMENTS

Page 37     Expenses

30.     In the second paragraph, disclosure states,    We, and indirectly our
Unitholders, will bear all
costs, expenses and liabilities in connection with our operations, administration and transactions, including, without limitation: (a) organizational expenses and expenses associated with the issuance
of the Units.    Please include an estimate of these expenses.

                                         *    *   *        *   *   *

         We remind you that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Should you have any questions regarding this letter, please contact me at (202) 551-
5166.

                                                           Sincerely,
                                                           /s/ Lisa N. Larkin
                                                           Lisa N. Larkin

                                                      6



                                                  Senior Counsel



cc:   Jay Williamson, Branch Chief
      Christian Sandoe, Assistant Director




                                             7